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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-24015

                           NOTIFICATION OF LATE FILING

(Check One): /x/ Form 10-K    / / Form 11-K      / / Form 20-F

            / / Form 10-Q     / / Form N-SAR

         For Period Ended:          OCTOBER 31, 1998

/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    DUNN COMPUTER CORPORATION
                       ---------------------------------------------------------
Former name if applicable           NOT APPLICABLE
                         -------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)
                           1306 SQUIRE COURT
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City, state and zip code   STERLING, VIRGINIA 20166
                        --------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        /x/   (b)     The subject annual report, semi-annual report, transition
                      report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof


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                      will be filed on or before the fifth calendar day
                      following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Issuer could not file its Form 10-K within the prescribed time period because of accounting difficulties associated with a significant business that it acquired during the most recently completed fiscal year. While preparing the financial statements required to be included in its Form 10-K (the "Financial Statements"), the Issuer encountered certain unexpected issues associated with accounting for the acquisition of the acquired significant business and the subsequent integration and consolidation of the acquired significant business. The Issuer was required to use a significant portion of its available accounting resources to address these issues and, as a result, was unable to provide its independent auditors with the Financial Statements and other financial information within sufficient time to allow its independent auditor to complete its audit of the Financial Statements within the requisite 90 days after the end of the Issuer's fiscal year.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

 WALLACE E. CHRISTNER                        (202)             962-4988
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      (Name)                              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /x/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         DUNN COMPUTER CORPORATION
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     FEBRUARY 1, 1999           By: /s/ John D. Vazzana
    ----------------------             -----------------------------------------
                                                John D. Vazzana
                                                Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Securities and Exchange Commission
Form 12-25
Commission File No. 0-24015
Notification of Late Filing
Attachment for Part IV (3) Other Information

The Company anticipates that both the revenues and expenses to be reflected on its year-end financial statements for its fiscal year ended October 31, 1998 ("fiscal 1998") will be significantly greater than such items were reported for the fiscal year ended October 31, 1997. The increase in revenue and expenses are directly related to the Company's acquisition of International Data Products, Corp. ("IDP") and IDP's affiliate, Puerto Rico Industrial Manufacturing Operations, Corp. ("PRIMO") in the second quarter of fiscal 1998. The acquisition of IDP and PRIMO by the Company has tripled the volume of the Company's business and, consequently, both revenues and operating expenses were significantly increased. The Company estimates that it will report net revenues for fiscal 1998 of approximately $66.9 million and net income of approximately $900,000.

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